UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Entry Into a Material Definitive Agreement

On June 28, 2023, we entered into a Pre-Paid Advance Agreement (the “PPA”) with YA II PN, Ltd. (“Yorkville”). On June 28, 2023, we issued a promissory note to Yorkville in the original principal amount of $5,500,000 (the “First Note”), and on September 26, 2023, we issued a second promissory note to Yorkville in the original principal amount of $5,500,000 (the “Second Note” and collectively with the First Note, the “Existing Notes”). As of the date hereof, the balance outstanding on the Existing Notes is approximately $5,226,000.

On April 18, 2023, we entered into an agreement with Yorkville to supplement the PPA (the “Supplemental Agreement”). The following is a summary of the terms of the Supplemental Agreement.

Third Promissory Note

Pursuant to the Supplemental Agreement, we agreed to issue a third promissory note to Yorkville in the original principal amount of $3,300,000 (the “Third Note”) with a 10% original issue discount. The Third Note matures one year from the date of its issuance. The Third Note carries any interest at a rate of 7% per annum, except if there is an event of default in which case the interest will increase to 15% per annum. We may prepay the Third Note with at a 10% premium with advance written notice ranging between five business days and thirty calendar days prior to such prepayment, depending on the market price of our ordinary shares.

The Third Note is convertible at Yorkville’s discretion into our ordinary shares at a fixed conversion price (the “Conversion Price”) equal to $1.20 per Ordinary Share through the four-month anniversary of the Third Note (the “Reset Date”). If the average of the daily volume weighted average price of the Ordinary Shares during the 5 consecutive trading days immediately prior to the Reset Date is less than the Conversion Price, the Conversion Price shall thereafter be fixed at such average (subject to a hard floor).

Beginning on the six-month anniversary of the issuance of the Third Note, we are to make monthly payments consisting of $550,000 in principal on the Third Note plus any accrued but unpaid interest outstanding at the time of such payment. If the principal in such payment is made in cash other than through an Advance Notice under the PPA, such principal shall be subject to a 5% premium.

The Third Note was issued on April 18, 2024.

Existing Notes

In the Supplemental Agreement, the parties agreed that monthly payments due under the Existing Notes shall be postponed until May 18, 2024. Starting on May 18, 2024, we agreed to pay Yorkville $1,000,000 per month in principal and interest on the Existing Notes (or if the outstanding balance due under the Existing Notes is less than $1,000,000, such outstanding balance) until all obligations thereunder have been satisfied.

Pursuant to the PPA, we have the right, but not the obligation, to sell to Yorkville up to the Commitment Amount of our ordinary shares. Each sale that we request under the PPA (an “Advance Notice”) may be for a number of ordinary shares up to the greater of: (i) an amount equal to 100% of the average of the daily trading volume of our ordinary shares during the five consecutive trading days immediately preceding an Advance Notice, or (ii) 550,000 ordinary shares. The Advance Notice would state that the shares would be purchased at 92% of either (a) the “Option 1 Market Price,” which is the lowest VWAP in each of the three consecutive trading days commencing on the trading day following our submission of an Advance Notice to Yorkville, or (b) the “Option 2 Market Price,” which is the VWAP on the date of submission of the Advance Notice commencing upon receipt of the Advance Notice by Yorkville and ending on 4:00 p.m. (ET) on such date, provided that the Option 2 Market Price may only be selected with the prior consent of Yorkville. For so long as an Existing Note is outstanding, 80% of any proceeds from an Advance Notice shall be used to settle principal and interest due under the Existing Notes. For so long as the Existing Notes are not outstanding but the Third Note is outstanding, 60% of any proceeds from an Advance Notice shall be used to settle principal and interest due under the Third Note.

The foregoing is a summary description of certain terms of the Supplemental Agreement and the Third Note. For a full description of all terms, please refer to the copy of the Supplemental Agreement and the Third Note that are filed herewith as Exhibit 10.1 and Exhibit 10.2 to this Current Report on Form 6-K and are incorporated herein by reference.

Other Events

This current report on Form 6-K and the exhibits hereto are hereby incorporated by reference into our registration statement on Form F-3 (no. 333-269091) as well as our registration statement on Form S-8 (no. 333-273203).

Exhibits

Exhibit No.	Exhibit
10.1	Supplemental Agreement, dated April 18, 2024
10.2	Third Promissory Note

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 18, 2024

By:	/s/ William J. Caragol
William J. Caragol

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